Exhibit 99.1

SYMYX TECHNOLOGIES, INC.

STOCK OPTION ASSUMPTION AGREEMENT

Dear Optionee:

As you know, on April 1, 2005, (the “Closing Date”) Symyx Technologies, Inc. (“Symyx”) acquired Synthematix, Inc. (“Synthematix”) through a merger transaction (the “Merger”) in accordance with the terms and conditions of that certain Agreement and Plan of Merger by and among Symyx, Tar Acquisition Corporation (“Tar”), Synthematix and Clay Thorpe, as representative (the “Merger Agreement”).  On the Closing Date, you held one or more outstanding unvested options to purchase shares of Synthematix common stock granted to you under the Synthematix Equity Compensation Plan, as amended, (the “Plan”) and documented with a Stock Option Agreement (the “Option Agreement”) issued to you under the Plan (the “Synthematix Options”).  In accordance with the Merger Agreement, on the Closing Date Symyx assumed all obligations of Synthematix under the Synthematix Options.  This Agreement evidences the assumption of the Synthematix Options, including the necessary adjustments to the unvested Synthematix Options required by Section 2.2.2 of the Merger Agreement.

Your unvested Options immediately before and after the Merger are as follows:

SYNTHEMATIX STOCK OPTIONS		SYMYX ASSUMED OPTIONS
No. of Shares of Synthematix Common Stock	Synthematix Exercise Price Per Share	No. of Shares of Symyx Common Stock	Symyx Exercise Price Per Share
[ ]	[ ]	[ ]	[ ]

Unless the context otherwise requires, any references in the Plan and the Option Agreement (i) to the “Company” or the “Corporation” mean Symyx, (ii) to “Stock,” “Common Stock” or “Shares” means shares of Symyx Common Stock, (iii) to the “Board of Directors” or the “Board” means the Board of Directors of Symyx and (iv) to the “Committee” means the Compensation Committee of the Symyx Board of Directors.  All references in the Option Agreement and the Plan relating to your status as an employee of Synthematix will continue to refer to your status as an employee of Synthematix.  To the extent the Option Agreement allowed you to deliver shares of Synthematix common stock as payment for the exercise price, shares of Symyx common stock may be delivered in payment of the adjusted exercise price, and the period for which such shares were held as Synthematix common stock prior to the Merger will be taken into account.

The grant date, vesting commencement date, vesting schedule and the expiration date of your assumed Synthematix Options remain the same as set forth in your Option Agreement, but the number of shares subject to each vesting installment has been adjusted to reflect the Option Exchange Ratio contemplated in the Merger Agreement and the number of vested shares as of the Closing were automatically exercised pursuant to the terms of the Merger Agreement.  All other provisions which govern either the exercise or the termination of the assumed Synthematix Option remain the same as set forth in your Option Agreement, and the provisions of the Option Agreement (except as expressly modified by this Agreement and the Merger) will govern and control your rights under this Agreement to purchase shares of Symyx common stock.  Upon your termination of employment with Symyx or any of its present or future subsidiaries, you will have the limited time period specified in your Option Agreement to exercise your assumed Synthematix Options to the extent outstanding at the time, after which time your Synthematix Options will expire and NOT be exercisable for Symyx common stock.

Nothing in this Agreement or your Option Agreement interferes in any way with your rights and Symyx’s rights, which rights are expressly reserved, to terminate your employment at any time for any reason, except to the extent expressly provided otherwise in a written agreement executed by both you and Symyx.  Any future options, if any, you may receive from Symyx will be governed by the terms of the applicable Symyx stock option plan, and such terms may be different from the terms of your assumed Synthematix Options, including, but not limited to, the time period in which you have to exercise vested options after your termination of employment.

Please sign and date this Agreement and return it promptly to the address listed above.  If you have any questions regarding this Agreement or your assumed Synthematix Options, please contact [                        ] by phone at [(   ) xxx-xxxx] or by mail at Symyx Technologies, Inc., 3100 Central Expressway, Santa Clara, California 95051.

SYMYX TECHNOLOGIES, INC.

By:
Name:
Title:

ACKNOWLEDGMENT

The undersigned acknowledges receipt of the foregoing Stock Option Assumption Agreement and understands that all rights and liabilities with respect to each of his or her Synthematix Options hereby assumed by Symyx are as set forth in the Option Agreement, the Plan, and such Stock Option Assumption Agreement.

DATED:	, 2005
«Employee», OPTIONEE